UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 20, 2025 announcing the registrant's financing bond issuance.

Istanbul, November 20, 2025

Announcement Regarding the Financing Bond Issuance

Within the scope of the TRY 10,000,000,000 issuance limit approved by the Capital Markets Board, the book building of the financing bond issuance of our Company with a maturity date of February 24, 2026, an annual simple interest of 39.25% with a nominal amount of TRY 750,000,000 to qualified investors within Türkiye, without a public placement was completed, and the securities will be transferred to the investor accounts on November 20, 2025.

Board Decision Date	: 25.03.2025
Related Issue Limit Info
Currency Unit	: TRY
Limit	: 10,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Oversea	: Domestic
Capital Market Board Approval Date	: 13.06.2025

Capital Market Instrument to be Issued Info
Type	: Bill
Maturity Date	: 24.02.2026
Maturity (Day)	: 96
Sale Type	: Sale To Qualified Investor
Intended Nominal Amount	: 500,000,000
Intended Maximum Nominal Amount	: -
The country where the issue takes place	: Türkiye
Title Of Intermediary Brokerage House	:
Central Securities Depository	: Merkezi Kayıt Kuruluşu A.Ş.
Starting Date of Sale	: 19.11.2025
Ending Date of Sale	: 19.11.2025
Nominal Value of Capital Market Instrument Sold	: 750,000,000
Maturity Starting Date	: 20.11.2025
Issue Price	: 100
Interest Rate Type	: Fixed
Interest Rate - Yearly Simple (%)	: 39.25000
Interest Rate - Yearly Compound (%)	: 45.28616
Traded in the Stock Exchange	: Yes
Payment Type	: TL Payment
ISIN Code	: TRFTCEL22617
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was The Payment Made?
1	24.02.2026	23.02.2026	24.02.2026	10.32329
Principal/Maturity Date Payment Amount	24.02.2026	23.02.2026	24.02.2026
* The date on which the beneficiaries are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (tr)	29.05.2025	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold or delivered within the United States or to or for the benefit of, US persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 20, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 20, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer